The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying underlying supplement, prospectus supplement and prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-233663

Subject to Completion, Dated March 29, 2021
Pricing Supplement dated            , 2021
(To Stock-Linked Underlying Supplement dated December 16, 2019,
Prospectus Supplement dated December 16, 2019, and Prospectus dated December 16, 2019)

Canadian Imperial Bank of Commerce

Senior Global Medium-Term Notes

$                 Autocallable Barrier Notes Linked to the Worst Performing of the Common Stocks of Apple Inc., Amazon.com, Inc., Caterpillar Inc., and The Walt Disney Company due April 2, 2026

•	The Autocallable Barrier Notes (the “notes”) will be automatically called if the Closing Price of the Worst Performing Reference Stock on any quarterly Call Observation Date is greater than or equal to its applicable Call Price (set forth below). If the notes are automatically called, we will pay you on the applicable Call Payment Date the principal amount plus the applicable Call Premium (set forth below). No further amounts will be owed to you.
•	The Call Premium Rate will be at least 16.00% per annum (or at least 4.00% per quarter, to be determined on the Trade Date).
•	If the notes have not been previously called, the Payment at Maturity will depend on the Final Price of the Worst Performing Reference Stock and will be calculated as follows:
a.	If the Final Price of the Worst Performing Reference Stock is greater than or equal to its Barrier Price (65% of its Initial Price): (i) the principal amount plus (ii) the applicable Call Premium.
b.	If the Final Price of the Worst Performing Reference Stock is less than its Barrier Price: (i) the principal amount plus (ii) the product of the principal amount multiplied by the Percentage Change of the Worst Performing Reference Stock. In this case, you will lose some or all of the principal amount at maturity.
•	The notes will not be listed on any securities exchange.
•	The notes will be issued in minimum denomination of $1,000 and integral multiples of $1,000.

The notes are unsecured obligations of the Bank and any payment on the notes is subject to the credit risk of the Bank. The notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation, or any other government agency or instrumentality of Canada, the United States or any other jurisdiction. The notes are not bail-inable debt securities (as defined on page 6 of the prospectus).

Neither the Securities and Exchange Commission (the “SEC”) nor any state or provincial securities commission has approved or disapproved of these notes or determined if this pricing supplement or the accompanying underlying supplement, prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in the notes involves risks not associated with an investment in ordinary debt securities. See “Additional Risk Factors” beginning on page PS-8 of this pricing supplement, and “Risk Factors” beginning on page S-1 of the accompanying underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

	Price to Public (Initial Issue Price)(1)	Underwriting Discount (1)(2)	Proceeds to Issuer
Per Note	$1,000.00	Up to $12.50	At least $987.50
Total	$	$	$

(1)	Because certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forgo some or all of their commissions or selling concessions, the price to public for investors purchasing the notes in these accounts may be between $987.50 and $1,000.00 per note.
(2)	CIBC World Markets Corp. (“CIBCWM”) will receive a commission of up to $12.50 (1.25%) per $1,000 principal amount of the notes. CIBCWM may use a portion or all of its commission to allow selling concessions to other dealers in connection with the distribution of the notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-17 of this pricing supplement.

The initial estimated value of the notes on the Trade Date as determined by the Bank is expected to be between $872.30 and $892.30 per $1,000 principal amount of the notes, which is expected to be less than the price to public. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

We will deliver the notes in book-entry form through the facilities of The Depository Trust Company (“DTC”) on or about April 5, 2021 against payment in immediately available funds.

CIBC World Markets

ADDITIONAL TERMS OF THE NOTES

You should read this pricing supplement together with the prospectus dated December 16, 2019 (the “prospectus”), the prospectus supplement dated December 16, 2019 (the “prospectus supplement”) and the Stock-Linked Underlying Supplement dated December 16, 2019 (the “underlying supplement”). Information in this pricing supplement supersedes information in the underlying supplement, the prospectus supplement and the prospectus to the extent it is different from that information. Certain capitalized terms used but not defined herein will have the meanings set forth in the underlying supplement, the prospectus supplement or the prospectus.

You should rely only on the information contained in or incorporated by reference in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus. This pricing supplement may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus, and in the documents referred to in those documents and which are made available to the public. We, CIBCWM and our other affiliates have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

We and CIBCWM are not making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference in this pricing supplement or the accompanying underlying supplement, the prospectus supplement or the prospectus is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this pricing supplement nor the accompanying underlying supplement, the prospectus supplement or the prospectus constitutes an offer, or an invitation on behalf of us or CIBCWM, to subscribe for and purchase any of the notes and may not be used for or in connection with an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

References to “CIBC,” “the Issuer,” “the Bank,” “we,” “us” and “our” in this pricing supplement are references to Canadian Imperial Bank of Commerce and not to any of our subsidiaries, unless we state otherwise or the context otherwise requires.

You may access the underlying supplement, the prospectus supplement and the prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

•	Underlying supplement dated December 16, 2019:

https://www.sec.gov/Archives/edgar/data/1045520/000110465919073071/a19-25016_6424b2.htm

•	Prospectus supplement dated December 16, 2019:

https://www.sec.gov/Archives/edgar/data/1045520/000110465919073058/a19-24965_3424b2.htm

•	Prospectus dated December 16, 2019:

https://www.sec.gov/Archives/edgar/data/1045520/000110465919073027/a19-24965_1424b3.htm

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in the underlying supplement, the prospectus supplement and the prospectus. See “Additional Terms of the Notes” in this pricing supplement.

Issuer:	Canadian Imperial Bank of Commerce

Reference Asset:	The worst performing of the common stocks of Apple Inc. (Bloomberg ticker: AAPL) (the “AAPL”), Amazon.com, Inc. (Bloomberg ticker: AMZN) (the “AMZN”), Caterpillar Inc. (Bloomberg ticker: CAT) (the “CAT”), and The Walt Disney Company (Bloomberg ticker: DIS) (the “DIS”) (each, a “Reference Stock”)

Principal Amount:	$1,000 per note

Aggregate Principal Amount:	$

Term:	Approximately five years, unless previously called

Trade Date:	Expected to be March 30, 2021

Original Issue Date:	Expected to be April 5, 2021 (to be determined on the Trade Date and expected to be the third scheduled Business Day after the Trade Date)

Final Valuation Date:	Expected to be March 30, 2026, subject to postponement as described under “Certain Terms of the Notes—Valuation Dates—For Notes Where the Reference Asset Consists of Multiple Reference Stocks” in the underlying supplement.

Maturity Date:	Expected to be April 2, 2026. The Maturity Date is subject to the Call Feature and may be postponed as described under “Certain Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date” in the underlying supplement.

Call Feature:

If the Closing Price of the Worst Performing Reference Stock on any Call Observation Date is greater than or equal to its applicable Call Price, we will automatically call the notes and pay you on the applicable Call Payment Date the principal amount plus the applicable Call Premium, as indicated in the table below.

If the notes are automatically called, they will cease to be outstanding on the related Call Payment Date and you will have no further rights under the notes after such Call Payment Date. You will not receive any notice from us if the notes are automatically called.

Call Premium Rate:	At least 16.00% per annum (or at least 4.00% per quarter, to be determined on the Trade Date).

Expected Call Observation Dates*	Expected Call Payment Dates**	Call Prices (as Percentage of the Initial Price of the Worst Performing Reference Stock)	Call Premiums (for Each $1,000 Principal Amount of the Notes)***

June 30, 2021	July 6, 2021	95%	At least $40.00

September 30, 2021	October 5, 2021	95%	At least $80.00

December 30, 2021	January 4, 2022	95%	At least $120.00

March 30, 2022	April 4, 2022	95%	At least $160.00

June 30, 2022	July 6, 2022	95%	At least $200.00

September 30, 2022	October 5, 2022	95%	At least $240.00

December 30, 2022	January 5, 2023	95%	At least $280.00

March 30, 2023	April 4, 2023	95%	At least $320.00

June 30, 2023	July 6, 2023	95%	At least $360.00

October 2, 2023	October 5, 2023	95%	At least $400.00

January 2, 2024	January 5, 2024	95%	At least $440.00

April 1, 2024	April 4, 2024	95%	At least $480.00

July 1, 2024	July 5, 2024	95%	At least $520.00

September 30, 2024	October 3, 2024	95%	At least $560.00

December 30, 2024	January 3, 2025	95%	At least $600.00

March 31, 2025	April 3, 2025	95%	At least $640.00

June 30, 2025	July 3, 2025	95%	At least $680.00

September 30, 2025	October 3, 2025	95%	At least $720.00

December 30, 2025	January 5, 2026	95%	At least $760.00

March 30, 2026 (the Final Valuation Date)	April 2, 2026 (the Maturity Date)	65%	At least $800.00

*	Each Call Observation Date is subject to postponement as described under “Certain Terms of the Notes—Valuation Dates—For Notes Where the Reference Asset Consists of Multiple Reference Stocks” in the underlying supplement.

**	Each Call Payment Date is subject to postponement as described under “Certain Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date” in the underlying supplement.

***	To be determined on the Trade Date.

Payment at Maturity:

If the notes have not been previously called, for each $1,000 principal amount of the notes, the Payment at Maturity will be based on the Final Price of the Worst Performing Reference Stock and will be calculated as follows:

•      If the Final Price of the Worst Performing Reference Stock is greater than or equal to its Barrier Price:

$1,000 + applicable Call Premium

•      If the Final Price of the Worst Performing Reference Stock is less than its Barrier Price:

$1,000 + ($1,000 × Percentage Change of the Worst Performing Reference Stock)

In this case, you will lose some or all of the principal amount at maturity.

Percentage Change:	The “Percentage Change” with respect to each Reference Stock, expressed as a percentage, is calculated as follows: Final Price – Initial Price Initial Price

Barrier Price:	For each Reference Stock, 65% of its Initial Price (rounded to two decimal places).

Worst Performing Reference Stock:	On any Call Observation Date, including the Final Valuation Date, the “Worst Performing Reference Stock” is the Reference Stock that has the lowest Closing Price on that date as a percentage of its Initial Price.

Initial Price:	For each Reference Stock, its Closing Price on the Trade Date, subject to adjustment as described under “Certain Terms of the Notes—Anti-Dilution Adjustments” in the underlying supplement.

Final Price:	For each Reference Stock, its Closing Price on the Final Valuation Date.

Calculation Agent:	Canadian Imperial Bank of Commerce.

CUSIP/ISIN:	13605W2P5 / US13605W2P54

Fees and Expenses:	The price at which you purchase the notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the notes.

The Trade Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the notes.

HYPOTHETICAL PAYMENT AT MATURITY

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the Final Price of any Reference Stock relative to its Initial Price. We cannot predict the Closing Price of any Reference Stock on any Call Observation Date, including the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Stocks or return on the notes. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in the notes for a hypothetical range of Percentage Changes of the Worst Performing Reference Stock from -100% to +100%. The following results are based solely on the assumptions outlined below. The “Hypothetical Return on the Notes” as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 principal amount to $1,000. The potential returns described below assume that the notes have not been automatically called prior to maturity and are held to maturity. The following table and examples assume the following:

Principal Amount:	$1,000

Hypothetical Call Premium at Maturity:	$800.00 (the actual Call Premium at maturity will be at least $800.00, to be determined on the Trade Date)

Hypothetical Initial Price of the Worst Performing Reference Stock:	$100

Hypothetical Barrier Price of the Worst Performing Reference Stock:	$65 (65% of its Initial Price)

Hypothetical Final Price of the Worst Performing Reference Stock	Hypothetical Percentage Change of the Worst Performing Reference Stock	Hypothetical Payment at Maturity	Hypothetical Return on the Notes
$300.00	200.00%	$1,800.00(1)	80.00%
$175.00	75.00%	$1,800.00	80.00%
$150.00	50.00%	$1,800.00	80.00%
$125.00	25.00%	$1,800.00	80.00%
$100.00(2)	0.00%	$1,800.00	80.00%
$90.00	-10.00%	$1,800.00	80.00%
$80.00	-20.00%	$1,800.00	80.00%
$70.00	-30.00%	$1,800.00	80.00%
$65.00(3)	-35.00%	$1,800.00	80.00%
$64.00	-36.00%	$640.00	-36.00%
$50.00	-50.00%	$500.00	-50.00%
$25.00	-75.00%	$250.00	-75.00%
$10.00	-90.00%	$100.00	-90.00%
$0.00	-100.00%	$0.00	-100.00%

(1)	The Payment at Maturity will not exceed the principal amount plus the applicable Call Premium.

(2)	The hypothetical Initial Price of $100 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Initial Price of any Reference Stock.

(3)	This is the hypothetical Barrier Price of the Worst Performing Reference Stock.

The following examples indicate how the Payment at Maturity would be calculated with respect to a hypothetical $1,000 investment in the notes assuming that the notes have not been automatically called prior to maturity and are held to maturity.

Example 1: The Percentage Change of the Worst Performing Reference Stock Is 200.00%.

Because the Final Price of the Worst Performing Reference Stock is greater than or equal to its Barrier Price, the Payment at Maturity would be $1,800.00 per $1,000 principal amount, calculated as follows:

$1,000 + applicable Call Premium

= $1,000 + $800.00

= $1,800.00

Example 1 shows that the Payment at Maturity will be fixed at the principal amount plus the applicable Call Premium when the Final Price of the Worst Performing Reference Stock is at or above its Barrier Price, regardless of the extent to which the price of the Worst Performing Reference Stock increases.

Example 2: The Percentage Change of the Worst Performing Reference Stock Is -20.00%.

Because the Final Price of the Worst Performing Reference Stock is greater than or equal to its Barrier Price, the Payment at Maturity would be $1,800.00 per $1,000 principal amount, calculated as follows:

$1,000 + applicable Call Premium

= $1,000 + $800.00

= $1,800.00

Example 2 shows that the Payment at Maturity will be fixed at the principal amount plus the applicable Call Premium when the Final Price of the Worst Performing Reference Stock is at or above its Barrier Price, although the price of the Worst Performing Reference Stock has decreased moderately.

Example 3: The Percentage Change of the Worst Performing Reference Stock Is -75.00%.

Because the Final Price of the Worst Performing Reference Stock is less than its Barrier Price, the Payment at Maturity would be $250.00 per $1,000 principal amount, calculated as follows:

$1,000 + ($1,000 × Percentage Change of the Worst Performing Reference Stock)

= $1,000 + ($1,000 × -75.00%)

= $250.00

Example 3 shows that you are exposed on a 1-to-1 basis to any decrease in the price of the Worst Performing Reference Stock from its Initial Price if its Final Price is less than its Barrier Price. You may lose up to 100% of your principal amount at maturity.

These examples illustrate that you will not participate in any appreciation of any Reference Stock, but will be fully exposed to a decrease in the Worst Performing Reference Stock if the notes are not called and the Final Price of the Worst Performing Reference Stock is less than its Barrier Price, even if the Final Prices of the other Reference Stocks have appreciated or have not declined below their respective Barrier Prices.

INVESTOR SUITABILITY

The notes may be suitable for you if:

•	You believe that the Closing Price of each Reference Stock will be at or above its applicable Call Price on one of the Call Observation Dates, and in that case, you seek the potential for a fixed return.
•	You are willing to lose a substantial portion or all of the principal amount of the notes if the notes are not called on any Call Observation Date, including the Final Valuation Date.
•	You are willing to invest in the notes based on the fact that your maximum potential return is the applicable Call Premium payable on the notes if the notes are called.
•	You are willing to forgo participation in any appreciation of any Reference Stock.
•	You understand that the return on the notes will depend solely on the performance of the Worst Performing Reference Stock on each Call Observation Date and consequently, the notes are riskier than alternative investments linked to only one of the Reference Stocks or linked to a basket composed of the Reference Stocks.
•	You understand that the notes may be automatically called prior to maturity and that the term of the notes may be as short as approximately three months, or you are otherwise willing to hold the notes to maturity.
•	You do not seek current income over the term of the notes.
•	You are willing to forgo dividends or other distributions paid on the Reference Stocks.
•	You do not seek an investment for which there will be an active secondary market.
•	You are willing to assume the credit risk of the Bank for any payment under the notes.

The notes may not be suitable for you if:

•	You believe that the Closing Price of at least one Reference Stock will be below its applicable Call Price on all of the Call Observation Dates, including the Final Valuation Date.
•	You believe that the applicable Call Premium, if payable, will not provide you with your desired return.
•	You are unwilling to lose a substantial portion or all of the principal amount of the notes if the notes are not called on any Call Observation Date, including the Final Valuation Date.
•	You seek full payment of the principal amount of the notes at maturity.
•	You seek an uncapped return on your investment.
•	You seek exposure to the upside performance of any or each Reference Stock.
•	You seek exposure to a basket composed of the Reference Stocks or a similar investment in which the overall return is based on a blend of the performances of the Reference Stocks, rather than solely on the Worst Performing Reference Stock.
•	You are unable or unwilling to hold the notes that may be automatically called prior to maturity, or you are otherwise unable or unwilling to hold the notes to maturity.
•	You seek current income over the term of the notes.
•	You want to receive dividends or other distributions paid on the Reference Stocks.
•	You seek an investment for which there will be an active secondary market.
•	You are not willing to assume the credit risk of the Bank for any payment under the notes.

The investor suitability considerations identified above are not exhaustive. Whether or not the notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the notes in light of your particular circumstances. You should also review ‘‘Additional Risk Factors’’ below for risks related to the notes.

ADDITIONAL RISK FACTORS

An investment in the notes involves significant risks. In addition to the following risks included in this pricing supplement, we urge you to read “Risk Factors” beginning on page S-1 of the accompanying underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus.

Structure Risks

If the notes are not called, you may lose a substantial portion or all of the principal amount of your notes.

The notes do not guarantee any return of principal. The repayment of any principal on the notes at maturity depends on the Final Price of the Worst Performing Reference Stock. If the notes are not called prior to maturity, the Bank will only repay you at least the full principal amount of your notes if the Final Price of the Worst Performing Reference Stock is equal to or greater than its Barrier Price. If the Final Price of the Worst Performing Reference Stock is less than its Barrier Price, you will lose 1% of the principal amount for each percentage point that the Final Price of the Worst Performing Reference Stock is less than its Initial Price. You may lose a substantial portion or all of the principal amount.

The notes are subject to reinvestment risk.

Because of the automatic Call Feature, the term of your investment in the notes may be limited to a period that is shorter than the original term of the notes and may be as short as approximately three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to the Maturity Date.

You will not participate in any appreciation of any Reference Stock and your return on the notes will be limited to the applicable Call Premium, if payable.

The payment on the notes on any Call Payment Date, including the Maturity Date, will not exceed the principal amount plus the applicable Call Premium, and any positive return you receive on the notes will be limited to the applicable Call Premium. If the notes are called, you will not participate in any appreciation of any Reference Stock. Therefore, if the appreciation of any Reference Stock exceeds the applicable Call Premium, the notes will underperform an investment in securities linked to that Reference Stock providing full participation in the appreciation. Accordingly, the return on the notes may be less than the return would be if you made an investment in securities directly linked to the positive performance of the Reference Stocks.

The payment on the notes is not linked to the price of the Reference Stocks at any time other than the Call Observation Dates, including the Final Valuation Date.

The payment on the notes will be based on the Closing Price of each Reference Stock on the Call Observation Dates, including the Final Valuation Date. Therefore, if the Closing Price of a Reference Stock declined as of a Call Observation Date below its applicable Call Price, the notes will not be called and the relevant Call Premium will not be payable. Similarly, if the Final Price of the Worst Performing Reference Stock declined as of the Final Valuation Date below its Barrier Price, the Payment at Maturity may be significantly less than it would otherwise have been had the Payment at Maturity been linked to the Closing Price of the Worst Performing Reference Stock on a date other than the Final Valuation Date. Although the actual price of a Reference Stock at other times during the term of the notes may be higher than its Closing Price on a Call Observation Date, the payment on the notes will not benefit from the Closing Price of such Reference Stock at any time other than the Call Observation Dates, including the Final Valuation Date.

The notes do not pay interest.

You will not receive any interest payments on the notes. Even if the amount payable on the notes at maturity or upon an automatic call exceeds the principal amount of the notes, the overall return you earn on the notes may be less than you would otherwise have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

Reference Asset Risks

The notes are subject to the full risks of the Worst Performing Reference Stock and will be negatively affected if any Reference Stock performs poorly, even if the other Reference Stocks perform favorably.

You are subject to the full risks of the Worst Performing Reference Stock. If the Worst Performing Reference Stock performs poorly, you will be negatively affected, even if the other Reference Stocks perform favorably. The notes are not linked to a basket composed of the Reference Stocks, where the better performance of some Reference Stocks could offset the poor performance of others. Instead, you are subject to the full risks of the Worst Performing Reference Stock on each Call Observation Date, including the Final Valuation Date. As a result, the notes are riskier than an alternative investment linked to only one of the Reference Stocks or linked to a basket composed of the Reference Stocks. You should not invest in the notes unless you understand and are willing to accept the full downside risks of the Worst Performing Reference Stock.

There will be limited anti-dilution protection.

For certain events affecting shares of a Reference Stock, such as stock splits or extraordinary dividends, the calculation agent may make adjustments which may adversely affect any payments on the notes. However, the calculation agent is not required to make an adjustment for every corporate action which affects the price of a Reference Stock. If an event occurs that does not require the calculation agent to adjust the price of a Reference Stock, the market value of the notes and the amount due on the notes may be materially and adversely affected.

Conflicts of Interest

Certain business, trading and hedging activities of us, the agent, and our other affiliates may create conflicts with your interests and could potentially adversely affect the value of the notes.

We, the agent, and our other affiliates may engage in trading and other business activities related to a Reference Stock that are not for your account or on your behalf. We, the agent, and our other affiliates also may issue or underwrite other financial instruments with returns based upon a Reference Stock. These activities may present a conflict of interest between your interest in the notes and the interests that we, the agent, and our other affiliates may have in our or their proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they adversely affect the price of any Reference Stock or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

Moreover, we, the agent and our other affiliates play a variety of roles in connection with the issuance of the notes, including hedging our obligations under the notes and making the assumptions and inputs used to determine the pricing of the notes and the initial estimated value of the notes when the terms of the notes are set. We expect to hedge our obligations under the notes through the agent, one of our other affiliates, and/or another unaffiliated counterparty, which may include any dealer from which you purchase the notes. Any of these hedging activities may adversely affect the price of a Reference Stock and therefore the market value of the notes and the amount you will receive, if any, on the notes. In connection with such activities, the economic interests of us, the agent, and our other affiliates may be adverse to your interests as an investor in the notes. Any of these activities may adversely affect the value of the notes. In addition, because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging activity may result in a profit that is more or less than expected, or it may result in a loss. We, the agent, one or more of our other affiliates or any unaffiliated counterparty will retain any profits realized in hedging our obligations under the notes even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction. Any profit in connection with such hedging activities will be in addition to any other compensation that we, the agent, our other affiliates or any unaffiliated counterparty receive for the sale of the notes, which creates an additional incentive to sell the notes to you. We, the agent, our other affiliates or any unaffiliated counterparty will have no obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the notes.

There are potential conflicts of interest between you and the calculation agent.

The calculation agent will determine, among other things, the amount of payment on the notes. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent will determine whether a Market Disruption Event affecting a Reference Stock has occurred and make a good faith estimate in its sole discretion of the Closing Price for an affected Reference Stock if the relevant Call observation Date is postponed to the last possible day, and make certain anti-dilution adjustments with respect to a Reference Stock if certain corporate events occur. See “Certain Terms of the Notes—Valuation Dates—For Notes Where the Reference Asset Consists of

Multiple Reference Stocks” and “—Anti-Dilution Adjustments” in the underlying supplement. This determination may, in turn, depend on the calculation agent’s judgment as to whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because we will be the calculation agent, potential conflicts of interest could arise. None of us, CIBCWM or any of our other affiliates will have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes.

Tax Risks

The tax treatment of the notes is uncertain.

Significant aspects of the tax treatment of the notes are uncertain. You should consult your tax advisor about your own tax situation. See “United States Federal Income Tax Considerations” and “Certain Canadian Federal Income Tax Considerations” in this pricing supplement, “Certain U.S. Federal Income Tax Consequences” in the underlying supplement and “Material Income Tax Consequences—Canadian Taxation” in the prospectus.

General Risks

Payment on the notes is subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes.

The notes are our senior unsecured debt obligations and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus and prospectus supplement, the notes will rank on par with all of our other unsecured and unsubordinated debt obligations, except such obligations as may be preferred by operation of law. Any payment to be made on the notes depends on our ability to satisfy our obligations as they come due. As a result, the actual and perceived creditworthiness of us may affect the market value of the notes and, in the event we were to default on our obligations, you may not receive the amounts owed to you under the terms of the notes. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. See “Description of Senior Debt Securities—Events of Default” in the accompanying prospectus.

The Bank’s initial estimated value of the notes will be lower than the initial issue price (price to public) of the notes.

The initial issue price of the notes will exceed the Bank’s initial estimated value because costs associated with selling and structuring the notes, as well as hedging the notes, are included in the initial issue price of the notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s initial estimated value does not represent future values of the notes and may differ from others’ estimates.

The Bank’s initial estimated value of the notes is only an estimate, which will be determined by reference to the Bank’s internal pricing models when the terms of the notes are set. This estimated value will be based on market conditions and other relevant factors existing at that time, the Bank’s internal funding rate on the Trade Date and the Bank’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater or less than the Bank’s initial estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the market value of the notes could change significantly based on, among other things, changes in market conditions, including the prices of the Reference Stocks, the Bank’s creditworthiness, interest rate movements and other relevant factors, which may impact the price at which the agent or any other party would be willing to buy the notes from you in any secondary market transactions. The Bank’s initial estimated value does not represent a minimum price at which the agent or any other party would be willing to buy the notes in any secondary market (if any exists) at any time. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s initial estimated value of the notes will not be determined by reference to credit spreads for our conventional fixed-rate debt.

The internal funding rate to be used in the determination of the Bank’s initial estimated value of the notes generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If the Bank were to use the interest rate implied by our conventional fixed-rate debt, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate for market-linked notes would have an adverse effect on the economic terms of the notes, the initial estimated value of the notes on the Trade Date, and any secondary market prices of the notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The notes will not be listed on any securities exchange and we do not expect a trading market for the notes to develop.

The notes will not be listed on any securities exchange. Although CIBCWM and/or any of our other affiliates may purchase the notes from holders, they are not obligated to do so and are not required to make a market for the notes. There can be no assurance that a secondary market will develop for the notes. Because we do not expect that any market makers will participate in a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which CIBCWM and/or any of our other affiliates are willing to buy your notes.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your notes prior to maturity or automatic call. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the notes to maturity or automatic call.

INFORMATION REGARDING THE REFERENCE STOCKS

The information below are brief descriptions of the Reference Stocks. We have derived the following information from publicly available documents. We have not independently verified the accuracy or completeness of the following information.

Because each Reference Stock is registered under the Securities Exchange Act of 1934 (the “Exchange Act”), each Reference Stock Issuer is required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Reference Stock Issuers can be located at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549 or through the SEC’s website at http://www.sec.gov by reference to the applicable CIK number set forth below.

This document relates only to the notes and does not relate to the securities of any Reference Stock Issuer. None of us, CIBCWM or any of our other affiliates has participated or will participate in the preparation of any Reference Stock Issuer’s publicly available documents. None of us, CIBCWM or any of our other affiliates has made any due diligence inquiry with respect to any Reference Stock Issuer in connection with the offering of the notes. None of us, CIBCWM or any of our other affiliates makes any representation that the publicly available documents or any other publicly available information regarding the Reference Stock Issuers are accurate or complete. Furthermore, there can be no assurance that all events occurring prior to the date of this document, including events that would affect the accuracy or completeness of these publicly available documents that would affect the trading price of the Reference Stocks, have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Reference Stock Issuers could affect the prices of the Reference Stocks and therefore could affect your return on the notes. Information from outside sources is not incorporated by reference in, and should not be considered part of, this document or the accompanying prospectus, the prospectus supplement or the underlying supplement. The selection of the Reference Stocks is not a recommendation to buy or sell shares of the Reference Stocks.

Apple Inc.

Apple Inc. designs, manufactures and markets personal computers and related personal computing and mobile communication devices along with a variety of related software, services, peripherals, and networking solutions. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC CIK number: 320193. This Reference Stock trades on The Nasdaq Stock Market LLC under the symbol “AAPL.”

Amazon.com, Inc.

Amazon.com, Inc. is an online retailer that offers a range of products. The company’s products include books, music, videotapes, computers, electronics, home and garden, and other products. The company offers personalized shopping services, web-based credit card payment, and direct shipping to customers. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC CIK number: 1018724. This Reference Stock trades on the Nasdaq Global Select Market under the symbol “AMZN.”

Caterpillar Inc.

Caterpillar Inc. designs, manufactures, and markets construction, mining, and forestry machinery. The company also manufactures engines and other related parts for its equipment, and offers financing and insurance. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC CIK number: 18230. This Reference Stock trades on the New York Stock Exchange (the “NYSE”) under the symbol “CAT.”

The Walt Disney Company

The Walt Disney Company is an entertainment company with operations in media networks, park experiences and consumer products, studio entertainment and direct-to-consumer networks and channels. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC CIK number: 1744489. This Reference Stock trades on the NYSE under the symbol “DIS.”

Historical Performance of the Reference Stocks

The following graphs set forth daily Closing Prices of the Reference Stocks for the period from January 1, 2016 to March 26, 2021. On March 26, 2021, the Closing Price was $121.21 for the AAPL, $3,052.03 for the AMZN, $229.50 for the CAT and $185.92 for the DIS. We obtained the Closing Prices below from Bloomberg L.P. (“Bloomberg”) without independent verification. The historical performance of a Reference Stock should not be taken as an indication of its future performance, and no assurances can be given as to the price of any Reference Stock at any time during the term of the notes, including the Call Observation Dates. We cannot give you assurance that the performance of the Reference Stocks will result in any positive return on your investment.

Historical Performance of AAPL

Source: Bloomberg

Historical Performance of AMZN

Source: Bloomberg

Historical Performance of CAT

Source: Bloomberg

Historical Performance of DIS

Source: Bloomberg

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a brief summary of the material U.S. federal income tax considerations relating to an investment in the notes. The following summary is not complete and is both qualified and supplemented by (although to the extent inconsistent supersedes) the discussion entitled “Certain U.S. Federal Income Tax Consequences” in the underlying supplement, which you should carefully review prior to investing in the notes. It applies only to those U.S. Holders who are not excluded from the discussion of United States Taxation in the accompanying prospectus. It does not apply to U.S. Holders subject to special rules including holders subject to Section 451(b) of the Code.

The U.S. federal income tax considerations of your investment in the notes are uncertain. No statutory, judicial or administrative authority directly discusses how the notes should be treated for U.S. federal income tax purposes. In the opinion of our tax counsel, Mayer Brown LLP, it would generally be reasonable to treat the notes as prepaid derivative contracts. Pursuant to the terms of the notes, you agree to treat the notes in this manner for all U.S. federal income tax purposes. If this treatment is respected, you should generally recognize capital gain or loss upon the sale, exchange, cash redemption or payment upon maturity in an amount equal to the difference between the amount you receive in such transaction and the amount that you paid for your notes. Such gain or loss should generally be treated as long-term capital gain or loss if you have held your notes for more than one year.

The expected characterization of the notes is not binding on the U.S. Internal Revenue Service (the “IRS”) or the courts. It is possible that the IRS would seek to characterize the notes in a manner that results in tax consequences to you that are different from those described above or in the accompanying underlying supplement. Such alternate treatments could include a requirement that a holder accrue ordinary income over the life of the notes or treat all gain or loss at maturity as ordinary gain or loss. For a more detailed discussion of certain alternative characterizations with respect to the notes and certain other considerations with respect to an investment in the notes, you should consider the discussion set forth in “Certain U.S. Federal Income Tax Consequences” of the underlying supplement. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the notes for U.S. federal income tax or other tax purposes.

We will not attempt to ascertain whether the issuer of any Reference Stock would be treated as a passive foreign investment company (“PFIC”) or United States real property holding corporation (“USRPHC”), both as defined for U.S. federal income tax purposes. If the issuer of any Reference Stock were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the issuers of the Reference Stock and consult your tax advisor regarding the possible consequences to you if the issuer of any Reference Stock is or becomes a PFIC or a USRPHC.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, IRS guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2023. Based on our determination that the notes are not “delta-one” instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the notes. However, it is possible that the notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting a Reference Stock or the notes, and following such occurrence the notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of a Reference Stock or the notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of the notes for U.S. federal income tax purposes. You should also consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, our Canadian tax counsel, the following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereto (the “Canadian Tax Act”) generally applicable at the date hereof to a purchaser who acquires beneficial ownership of a note pursuant to this pricing supplement and who for the purposes of the Canadian Tax Act and at all relevant times: (a) is neither resident nor deemed to be resident in Canada; (b) deals at arm’s length with the Issuer and any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the note; (c) does not use or hold and is not deemed to use or hold the note in, or in the course of, carrying on a business in Canada; (d) is entitled to receive all payments (including any interest and principal) made on the note; and (e) is not a, and deals at arm’s length with any, “specified shareholder” of the Issuer for purposes of the thin capitalization rules in the Canadian Tax Act (a “Non-Resident Holder”). A “specified shareholder” for these purposes generally includes a person who (either alone or together with persons with whom that person is not dealing at arm’s length for the purposes of the Canadian Tax Act) owns or has the right to acquire or control or is otherwise deemed to own 25% or more of the Issuer’s shares determined on a votes or fair market value basis. Special rules which apply to non-resident insurers carrying on business in Canada and elsewhere are not discussed in this summary.

This summary is supplemental to and should be read together with the description of material Canadian federal income tax considerations relevant to a Non-Resident Holder owning notes under “Material Income Tax Consequences—Canadian Taxation” in the accompanying prospectus and a Non-Resident Holder should carefully read that description as well.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. Non-Resident Holders are advised to consult with their own tax advisors with respect to their particular circumstances.

Based on Canadian tax counsel’s understanding of the Canada Revenue Agency’s administrative policies, and having regard to the terms of the notes, interest payable on the notes should not be considered to be “participating debt interest” as defined in the Canadian Tax Act and accordingly, a Non-Resident Holder should not be subject to Canadian non-resident withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by the Issuer on a note as, on account of or in lieu of payment of, or in satisfaction of, interest.

Non-Resident Holders should consult their own advisors regarding the consequences to them of a disposition of notes to a person with whom they are not dealing at arm’s length for purposes of the Canadian Tax Act.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

CIBCWM will purchase the notes from CIBC at the price to public less the underwriting discount set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers, or will offer the notes directly to investors. CIBCWM or other registered broker-dealers will offer the notes at the price to public set forth on the cover page of this pricing supplement. CIBCWM may receive a commission of up to $12.50 (1.25%) per $1,000 principal amount of the notes and may use a portion or all of that commission to allow selling concessions to other dealers in connection with the distribution of the notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. The price to public for notes purchased by certain fee-based advisory accounts may vary between 98.75% and 100.00% of the principal amount of the notes. Any sale of a note to a fee-based advisory account at a price to public below 100.00% of the principal amount will reduce the agent’s commission specified on the cover page of this pricing supplement with respect to such note. The price to public paid by any fee-based advisory account will be reduced by the amount of any fees assessed by the dealers involved in the sale of the notes to such advisory account but not by more than 1.25% of the principal amount of the notes.

CIBCWM is our affiliate, and is deemed to have a conflict of interest under FINRA Rule 5121. In accordance with FINRA Rule 5121, CIBCWM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

We expect to deliver the notes against payment therefor in New York, New York on a date that is more than two business days following the Trade Date. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to two business days before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.

The Bank may use this pricing supplement in the initial sale of the notes. In addition, CIBCWM or another of the Bank’s affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless CIBCWM or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by CIBCWM in a market-making transaction.

While CIBCWM may make markets in the notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. The price that it makes available from time to time after the Original Issue Date at which it would be willing to repurchase the notes will generally reflect its estimate of their value. That estimated value will be based upon a variety of factors, including then prevailing market conditions, our creditworthiness and transaction costs. However, for a period of approximately three months after the Trade Date, the price at which CIBCWM may repurchase the notes is expected to be higher than their estimated value at that time. This is because, at the beginning of this period, that price will not include certain costs that were included in the initial issue price, particularly our hedging costs and profits. As the period continues, these costs are expected to be gradually included in the price that CIBCWM would be willing to pay, and the difference between that price and CIBCWM’s estimate of the value of the notes will decrease over time until the end of this period. After this period, if CIBCWM continues to make a market in the notes, the prices that it would pay for them are expected to reflect its estimated value, as well as customary bid-ask spreads for similar trades. In addition, the value of the notes shown on your account statement may not be identical to the price at which CIBCWM would be willing to purchase the notes at that time, and could be lower than CIBCWM’s price. See the section titled “Supplemental Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

The price at which you purchase the notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the notes. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the market value of your notes on the Original Issue Date.

The notes may not be offered, sold or otherwise made available to any retail investor in the United Kingdom (the “UK”). For the purposes of this provision:

(a)	the expression “retail investor” means a person who is one (or more) of the following:
(i)	a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended, the “EUWA”); or
(ii)	a customer within the meaning of the provisions of the UK Financial Services and Markets Act 2000 (as amended, “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97 (as amended), where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or

(iii)	not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 (as amended) as it forms part of domestic law by virtue of the EUWA; and
(b)	the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes offered so as to enable an investor to decide to purchase or subscribe for the notes.

THE BANK’S ESTIMATED VALUE OF THE NOTES

The Bank’s initial estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The Bank’s initial estimated value does not represent a minimum price at which CIBCWM or any other person would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the Bank’s initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. For additional information, see “Additional Risk Factors—The Bank’s initial estimated value of the notes will not be determined by reference to credit spreads for our conventional fixed-rate debt” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from the Bank’s or a third party hedge provider’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the Bank’s initial estimated value of the notes will be determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Additional Risk Factors—The Bank’s initial estimated value does not represent future values of the notes and may differ from others’ estimates” in this pricing supplement.

The Bank’s initial estimated value of the notes will be lower than the initial issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the initial issue price of the notes. These costs include the selling commissions paid to CIBCWM and other affiliated or unaffiliated dealers, the projected profits that our hedge counterparties, which may include our affiliates, expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Additional Risk Factors—The Bank’s initial estimated value of the notes will be lower than the initial issue price (price to public) of the notes” in this pricing supplement.